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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)  *

Particle Drilling Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
70212G101
(Cusip Number)
December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Found on Page 16

13G

CUSIP No. 70212G101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 3,856,962 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,138,375
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,138,375
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,375
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 17 Pages

13G

CUSIP No. 70212G101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Fund [See Item 2]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 3,856,962 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 17 Pages

13G

CUSIP No. 70212G101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Master Fund
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 3,856,962 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,976,298
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,976,298
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,976,298
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 17 Pages

13G

CUSIP No. 70212G101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCP II SPV I
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 3,856,962 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 137,772
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 137,772
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,772
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 17 Pages

13G

CUSIP No. 70212G101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCOF SPV I
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 3,856,962 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 604,517
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 604,517
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,517
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 17 Pages

13G

CUSIP No. 70212G101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,856,962 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,138,375
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,138,375
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,375
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 17 Pages

13G

CUSIP No. 70212G101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,856,962 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,856,962
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,856,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,856,962
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 8 of 17 Pages

13G

CUSIP No. 70212G101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,856,962 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,856,962
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,856,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,856,962
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 17 Pages

13G

CUSIP No. 70212G101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,856,962 Shares, which is 10.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,856,962
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,856,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,856,962
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 17 Pages

This Amendment No. 2 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on December 11, 2006 (together with all prior and current amendments thereto, this “Schedule 13G”).

Preliminary Note: The Reporting Persons in total own 3,706,962 shares of Common Stock, par value $0.001 per share (the “Shares”), ofParticle Drilling Technologies, Inc. (the “Company”), which is equivalent to 10.4% of the Company’s outstanding Shares. In addition, the Reporting Persons own in total warrants to purchase 150,000 Shares at an exercise price of $3.25 per Share (the “Warrants”), subject to adjustment pursuant to the terms of the Warrants. The Warrants expire on October 19, 2011.

Item 1.	Issuer
(a)	Name of Issuer

Particle Drilling Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

5611 Baird Court, Houston, Texas 77041

Item 2.	Identity And Background

Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))

This statement relates to shares of Common Stock, par value $0.001 per share, ofthe Company. The CUSIP number of the Shares is 70212G101.

Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Capital Partners II LP, a Delaware limited partnership (“Greywolf Capital II”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);

(ii)	Greywolf Capital Overseas Fund, a Cayman Islands exempted company (“Greywolf Overseas”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);

(iii)

Greywolf Capital Overseas Master Fund, a Cayman Islands exempted company (“Greywolf Master Overseas”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);

(iv)	GCP II SPV I, a Cayman Islands exempted company, with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);

Page 11 of 17 Pages

(v)	GCOF SPV I, a Cayman Islands exempted company, with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);

(vi)

Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of Greywolf Capital II, with respect to the Shares beneficially owned by Greywolf Capital II (through its ownership of Shares and Warrants);

(vii)

Greywolf Capital Management LP, a Delaware limited partnership and the investment manager (the “Investment Manager”) of Greywolf Capital II, Greywolf Overseas, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I, with respect to the Shares beneficially owned by such entities (through their ownership of Shares and Warrants);

(viii)

Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares beneficially owned by Greywolf Capital II, Greywolf Overseas, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I (through their ownership of Shares and Warrants); and

(ix)

Jonathan Savitz, a United States citizen (“Savitz”) and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares beneficially owned by Greywolf Capital II, Greywolf Overseas, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I (through their ownership of Shares and Warrants).

Greywolf Capital II, Greywolf Overseas, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I are together referred to herein as the “Greywolf Funds.” Unless the context otherwise requires, any reference herein to the “Greywolf Funds” or the “Reporting Persons” shall not include Greywolf Overseas.

This Schedule 13G reports that effective as of January 1, 2009, Greywolf Overseas contributed certain assets, including Shares and Warrants, to each of Greywolf Master Overseas and GCOF SPV I, in each case as part of the consideration in exchange for the issuance of shares by each such entity to Greywolf Overseas. As a result, Greywolf Overseas ceased to be a beneficial owner of any Shares reported herein. This Schedule 13G also reports that effective as of January 1, 2009, Greywolf Capital II contributed certain assets, including Shares and Warrants, to GCP II SPV I, as part of the consideration in exchange for the issuance of shares by such entity to Greywolf Capital II.

The citizenship of each of the Reporting Persons is set forth above. The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Overseas and Greywolf Master Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577 and (ii) Greywolf Overseas and Greywolf Master Overseas is Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman.

Page 12 of 17 Pages

Item 3.	If This Statement Is Filed Pursuant To Sections 240.13d-1(b), Or 13d-2(b) Or (c), Check Whether The Person Filing Is An Entity Specified In (a) - (k):

Not Applicable.

If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This Box. ☒

Item 4.	Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for each of the Greywolf Funds is beneficially owned directly by such Greywolf Fund, in each case through its ownership of Shares and Warrants. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Capital II. The Investment Manager, as investment manager of the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 5.	Ownership Of Five Percent Or Less Of A Class

As of January 1, 2009, Greywolf Overseas may no longer be deemed the beneficial owner of any Shares.

Item 6.	Ownership Of More Than Five Percent On Behalf Of Another Person

Not Applicable.

Item 7.	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company

Not Applicable.

Item 8.	Identification And Classification Of Members Of The Group

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.	Notice Of Dissolution Of Group

Not Applicable.

Page 13 of 17 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 14 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2009

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as investment manager to

GREYWOLF CAPITAL OVERSEAS FUND,

GREYWOLF CAPITAL OVERSEAS MASTER FUND,

GCP II SPV I and

GCOF SPV I

By Jonathan Savitz,

Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz

Jonathan Savitz

Page 15 of 17 Pages

EXHIBIT INDEX

EXHIBIT 2	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 16 of 17 Pages

EXHIBIT 2

to

SCHEDULE 13G

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: January 9, 2009

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as Investment Manager to

GREYWOLF CAPITAL OVERSEAS FUND,

GREYWOLF CAPITAL OVERSEAS MASTER FUND,

GCP II SPV I and

GCOF SPV I

By Jonathan Savitz,

Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz

Jonathan Savitz

Page 17 of 17 Pages